Exhibit 99.1

Aptorum Group Limited

17 Hanover Square

United Kingdom W1S 1BN

March 27, 2023

URF Holding Group Limited

URF Center

566 Middle Huaihai Road, Huangpu District

Shanghai

China

Attn: Chief Executive Officer

Dear Sir:

This Letter of Intent and related Term Sheet (collectively “Letter of Intent”) outlines the general terms and conditions of a potential acquisition (the “Acquisition”) of URF Holding Group Limited, a company organized under the laws of the Grand Cayman Islands (“Target”) by Aptorum Group Limited, a Grand Cayman Islands incorporated company currently listed on NASDAQ Global Market (“PubCo”) from the shareholders as listed in Annex A, collectively being 100% shareholder of Target (“Sellers”), with the proposed terms and conditions in Exhibit A attached hereto (the “Term Sheet”). This Letter of Intent and the accompanying Term Sheet are subject to final terms and conditions, which will be mutually accepted and fully described in certain definitive agreement(s) governing the Acquisition (the “Definitive Agreement(s)”).

This Letter of Intent is intended to express only a mutual indication of interest in the Acquisition and does not represent any legally binding commitment or obligation on the part of the parties with respect to the Acquisition, except with respect to following items “Items” set forth in Exhibit A: Governing Law & Jurisdiction, Termination, Confirmatory Due Diligence, Confidentiality, Transaction Costs, and no party hereto will assert otherwise. Any such agreement by the parties shall only be provided in a Definitive Agreement mutually agreed upon and executed by the parties.

This Letter of Intent may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or other electronic transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or other electronic signature page were an original thereof.

This Letter of Intent, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, will be governed by and construed under and in accordance with the laws of the State of New York, without regard to conflicts of law principles that would result in the application of any law other than the laws of the State of New York. Each party to this Letter of Intent hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court does not have jurisdiction, any New York State court, in either case sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Letter of Intent or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this Letter of Intent.

Very Truly Yours,

Aptorum Group Limited

By:	/s/ Darren Lui
Name:	Darren Lui
Title:	Chief Executive Officer

Acknowledged by:

URF Holding Group Limited

By:	/s/ Sez-to Man Chung
Name:	Sez-to Man Chung
Title:	Chief Executive Officer

EXHIBIT A - TERM SHEET

Target:	URF Holding Group Limited, a Grand Cayman Islands incorporated company (“Target”)

Purchaser:	Aptorum Group Limited, a Grand Cayman Islands incorporated company (the “PubCo”)

Sellers:	The sellers listed on Annex A (“Sellers”) currently holds 100% equity interest of Target with URF Holding Group Limited as the Sellers’ representative (“Seller’s Representative”)

Transaction	PubCo acquires Target from the Sellers through the issuance of PubCo’s Class A ordinary shares (“Class A shares”) under Regulation S and subject to Rule 144 (such new Class A ordinary shares are unregistered shares) based on the below Purchase Price as defined, resulting in Target becoming a wholly owned subsidiary of Pubco.

Purchase Price	As consideration for the acquisition Transaction, PubCo will issue such number of PubCo’s Class A shares to Target’s shareholders corresponding to the higher of (i) PubCo of USD$40 million of pre-acquisition valuation or (ii) a share of 15% of the fully diluted capital of the combined business on a pre-money basis. It is understood that the Target have an internal indicative valuation of USD$300 million or more subject to performance and market conditions and fairness opinions at closing.

Closing Conditions:	Consummation of the Acquisition as contemplated hereby will be subject to customary conditions, including but not limited to:

(i)	Approval by Boards of Directors and, only if applicable, a special committee composed solely of independent directors of the PubCo;

(ii)	PubCo shareholders’ approval, if necessary under applicable law and regulation;

(iii)	Approval by the Target’s Board of Directors and shareholders;

(iv)	completion of audit of Target’s financial statements of the last two fiscal years including year ended 31 December 2021 and 31 December 2022;

(v)	finalization of binding documentation in respect of the proposed transaction;

(vi)	Receipt of all governmental, regulatory and third party requisite approvals and consents; with each party to use its reasonable best efforts to obtain the approvals and consents;

(vii)	The results of the due diligence to be conducted by legal, financial and accounting advisors and other representatives of each party, as the case may be, being satisfactory to the respective boards of directors of all parties in their sole discretion;

(viii)	Simultaneous consummation of certain disposition (for example by distribution of PubCo’s businesses and assets to pre-acquisition shareholders) of its existing life sciences business of the PubCo prior to the completion of the acquisition;

(ix)	If required, completion of a reverse split by the post-Acquisition entity, if required, to satisfy the minimum bid price pursuant to the Nasdaq Listing Rule 5505(a);

(x)	Nasdaq’s approvals of the initial listing application for the post-Acquisition entity and the Listing of Additional Shares for the Purchase Price;

(xi)	If required, increase of PubCo’s authorized amount of ordinary shares to the extent sufficient to consummate the Acquisition, and

(xii)	Conversion of any outstanding Class B shares to Class A shares of Pubco upon completion of the Acquisition with the Class A shares remain to be the listed class of shares on Nasdaq.

Termination	Except as otherwise expressly stated in this Letter of Intent, upon such termination, the provisions of this Letter of Intent shall be of no further force or effect and no party shall have any liability to any other party hereunder.

Confirmatory Due Diligence:	Each party and its employees, officers, directors, advisors, legal counsel, accountants, agents and representatives will conduct due diligence, including, as necessary, visiting and inspecting all operational facilities and meeting with management. Each party shall extend its full cooperation and its respective representatives in connection with such investigation and will provide the other party’s representatives with full access during normal business hours to its books and records, facilities, accountants, management, officers, directors and key employees for the purpose of conducting such due diligence investigation. The aforementioned due diligence shall be initiated immediately upon execution of this Letter of Intent and completed no later than 30 days after the execution of the Definitive Agreement(s).

Transaction Costs:	PubCo and the Target shall be responsible for all costs and expenses relating to the Acquisition on a 15% (Pubco) and 85% (Target) share respectively, including but not limited to, preparing and negotiating the Definitive Agreement and preparing all required disclosure relating to such party in connection with documents required to be filed with Securities Exchange Commission or the other regulatory authorities in connection with the Acquisition, and other related expenses as well as the legal fees incurred by each party in connection with the Acquisition (the “Transaction Costs”). If the Transaction fails or is terminated for any reason, each party shall be responsible for its own Transaction Costs.

Governing Law & Jurisdiction:	If there is a dispute, the parties shall first engage in a mediation (which shall be completed no later than 60 days after the mediation process is initiated), and if the dispute is still unresolved following such mediation, either party should have the right to seek other means of resolution under the law of the State of New York.

Closing Date:	The date on which the Acquisition closes shall be referred to herein as the “Closing Date”. Each party shall use its commercially reasonable efforts to complete the acquisition by September 30, 2023.

Confidentiality:	The parties to this Letter of Intent acknowledge and agree that the existence and terms of this Letter of Intent and the Acquisition are strictly confidential and further agree that they and their respective representatives, including without limitation, shareholders, directors, officers, employees or advisors, shall not disclose to the public or to any third party the existence or terms of this Letter of Intent or the Acquisition other than with the express prior written consent of the other party, except as may be required by applicable law, rule or regulation, or at the request of any governmental, judicial, regulatory or supervisory authority having jurisdiction over a party or any of its representatives, control persons or affiliates (including, without limitation, the rules or regulations of the SEC or FINRA), or as may be required to defend any action brought against such party in connection with the Acquisition. If a party is so required to make such a disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that the disclosure is required, and the time and place that the disclosure will be made. In such event, the parties will work together to draft a disclosure that is acceptable to both parties.

Notices:

All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Letter of Intent shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, electronic mail or by first class, registered or certified mail, postage prepaid, to the party at the address set forth herein. Any Notice, shall be sent by email transmission, to the parties as set forth below and shall be effective when received:

If to Target:

Name: URF Holding Group Limited

Email: info@urfchina.com

If to Pubco:

Name: Investor Relations

Email: investor.relations@aptorumgroup.com

Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this paragraph.

Annex A